December 18, 2024

Mark Godsy
Chief Executive Officer
Naqi Logix Inc.
200 Granville St. Suite 2820
Vancouver BC, V6C 1S4

       Re: Naqi Logix Inc.
           Offering Statement on Form 1-A
           Filed November 26, 2024
           File No. 024-12535
Dear Mark Godsy:

       We have reviewed your offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A
Cover page

1. Please remove disclosure regarding you being an emerging growth company or a foreign private issuer as such disclosure is inapplicable to you and this offering.
2. Your disclosure that you engaged StartEngine Primary to act as an underwriter is inconsistent with your disclosure on page 19 that StartEngine Primary was engaged to act as a placement agent. Please revise or advise.
3. Please revise to clarify whether the duration of the offering is three years or three years and 180 days.
Implications of Being an Emerging Growth Company, page 2

4. Please disclose whether you have elected to delay complying with any new or revised financial accounting standards as provided in General Rule (3) of Part F/S of Form 1-
       A. If so, disclose that as a result of your election your financial statements may not be comparable to financial statements of companies that comply with public company effective dates.
 December 18, 2024
Page 2

Risk Factors
Our executive officers, directors and insider shareholders beneficially own or control..., page
11

5. Please revise to disclose clearly which of your officers or directors owns or controls a significant portion of the outstanding common shares. In addition, please quantify the aggregate percentage of voting power controlled by Mark Godsy as a result of his beneficial ownership, the Voting Agreement, and the Voting Trust
Agreement.
We may incur increased costs as a result of our public reporting obligations..., page 15

6. Please revise to clarify which public reporting obligations you will be subject to as a result of this offering or remove this risk factor.
Plan of Distribution and Selling Securityholders
Other Terms, page 21

7. Please clarify your statement that the processing fee will be refunded in the event the
       Company does not raise any funds in this offering. In this regard, we note your disclosure elsewhere in the filing that there is no minimum number of shares that needs to be sold in order for funds to be released to the Company and for the offering to close.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

8. Please revise to provide a description of your plan of operations. Refer to Item 9(c) of
       Part II of Form 1-A.
Compensation of Directors and Executive Officers
Director and Executive Officer Compensation, page 38

9. Please file all employment agreements entered into with your executive officers. Refer to Item 17.6(b)(i) of Part III of Form 1-A.
Security Ownership of Management and Certain Securityholders, page 40

10. Please revise to disclose the beneficial ownership of all executive officers and directors as a group. Refer to Item 12(a)(1) of Form 1-A.
Interest of Management and Others in Certain Transactions, page 41

11. Please revise to provide updated disclosure regarding any transactions or currently proposed transactions during the current fiscal year. Refer to Item 13(a) of Form 1-A.
Securities Being Offered
Shareholder Agreements, page 44

12. Please revise your disclosure to provide clearer and more full disclosure regarding the
       Voting Agreement. In doing so, please ensure you address the following issues:
           Disclose when and how investors will execute the Voting Agreement. Disclose the parties to the Voting Agreement.
 December 18, 2024
Page 3

             Identify which of the "certain shareholders" are given the right to designate the election of certain members of the Board by the Voting Agreement.
             Disclose whether Mark Godsy has yet designated any director nominees.
             Disclose the collective voting power subject to this agreement. We note that your disclosure does not address prescribed actions regarding Shareholder Actions as set forth in Recital 2 in the Voting
           Agreement. Please ensure that every matter in which an investor's right to vote is constrained is disclosed clearly.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        Please contact Joyce Sweeney at 202-551-3449 or Kathleen Collins at 202-551-3499
if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Jeff Kauten at 202-551-3447 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Daniel Nauth